SEC 1746 (11-02)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13D/A	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
(Amendment No.     6)*

FAO, INC.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

30240S 60 0

(CUSIP Number)

Fred Kayne
c/o Fortune Financial
1800 Avenue of the Stars, Suite 310
Los Angeles, California 90067
(310) 551-0322

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 23, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [     ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 30240S 60 0

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). FRED KAYNE

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF, PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization UNITED STATES OF AMERICA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,785,553

	8.	Shared Voting Power 1,091,627

	9.	Sole Dispositive Power 2,785,553

	10.	Shared Dispositive Power 1,091,627

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,877,178

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ X ](1)

13.	Percent of Class Represented by Amount in Row (11) 43.7%

14.	Type of Reporting Person (See Instructions) IN

(1)                                  Excludes certain shares of Common Stock and securities convertible into Common Stock held by or under the control of Kayne Anderson Capital Advisors, L.P. (“KACALP”) and its affiliates, Woodacres LLC, Charles Norris and Hancock Park Capital II, L.P. (“Hancock”)  (See Item 6).

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). FORTUNE TWENTY-FIFTH, INC.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization NEVADA, UNITED STATES OF AMERICA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,091,627

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,091,627

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,091,627

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ X ](1)

13.	Percent of Class Represented by Amount in Row (11) 17.6%

14.	Type of Reporting Person (See Instructions) CO

(1)                                  Excludes certain shares of Common Stock and securities convertible into Common Stock held by or under the control of KACALP and its affiliates, Woodacres LLC, Charles Norris and Hancock (See Item 6).

Item 1.	Security and Issuer

This statement on Schedule 13D relates to the Common Stock, par value, $0.001 (the “Common Stock”) of FAO, Inc., a Delaware corporation (the “Issuer”), with its principal executive offices located at 2520 Renaissance Boulevard, King of Prussia, PA, 19406.

Item 2.	Identity and Background
(a) This statement is filed on behalf of Fred Kayne and Fortune Twenty-Fifth, Inc. of which Mr. Kayne is the sole stockholder.

(b) Mr. Kayne’s business address is c/o Fortune Financial, 1800 Avenue of the Stars, Suite 310, Los Angeles, California 90067.  Fortune Twenty-Fifth’s business address is P.O. Box 381, Glenbrook, NV 89413 with a copy to Mr. Fred Kayne c/o Fortune Financial, 1800 Avenue of the Stars, Suite 310, Los Angeles, California 90067.

(c) Mr. Kayne is President, Chairman of the Board and sole shareholder of Fortune Twenty-Fifth, Inc.  Fortune Twenty-Fifth’s principal business is investments. Mr. Kayne is also President of Fortune Fashions Industries and Chairman of Big Dog Holdings, Inc.  Fortune Fashions’ principal business is sportswear manufacture and its address is 4700 Boyle Ave., Vernon, California 90058-3021.  Big Dog Holdings’ principal business is the development and retailing of sportswear and related accessories and its address is 121 Gray Avenue, Suite 300, Santa Barbara, California 93101.

(d) Neither Mr. Kayne nor Fortune Twenty-Fifth, Inc. has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(e) Neither Mr. Kayne nor Fortune Twenty-Fifth, Inc. has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws during the last five years.

(f) Mr. Kayne is a citizen of the United States of America.

Because of the voting agreement (the “Stockholders Agreement”) described in Item 6, the Reporting Persons, together with KACALP, Richard Kayne, Woodacres LLC, Charles Norris and Hancock may be deemed to constitute a “group” as such term is used in Section 13(d)(3) of the rules and regulations under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  Except for the Stockholders Agreement and other agreements mentioned in Item 6, the Reporting Persons have no affiliation or agreement or other arrangement relating to the Issuer or securities of the Issuer with any of such persons.  Neither the making or contents of this filing constitutes an admission by the Reporting Persons that a group exists, and the existence of any such group is expressly disclaimed.  The Reporting Persons also expressly disclaim any beneficial ownership in any Common Stock beneficially owned by any such persons, which separately file statements on Schedule 13D with respect to their respective beneficial ownership of the Issuer’s securities.

Item 3.	Source and Amount of Funds or Other Consideration

Mr. Kayne purchased 4,000 shares of the Issuer’s Class I Convertible Preferred Stock convertible into 2,666,667 shares of Common Stock in a private transaction on April 23, 2003 in connection with the Issuer’s emergence from bankruptcy at a purchase price of $4,000,000.  Fortune Twenty-Fifth received debt securities convertible into 1,016,863 shares of Common Stock in compromise of certain debt claims held against the Issuer in connection with the Issuer’s bankruptcy.  Mr. Kayne has agreed not to convert such securities prior to January 12, 2004.  In addition, Fortune Twenty-Fifth received warrants exercisable at $1.95 per share to purchase an additional 35,859 shares of Common Stock and had warrants to purchase 10,060 shares of Common Stock repriced to an exercise price of $1.95, in each case, in compromise of claims through the bankruptcy of the Issuer.  All of Mr. Kayne’s and Fortune Twenty-Fifth’s outstanding options and warrants (other than those repriced as noted above) with respect to the Issuer were cancelled as part of the bankruptcy.  Finally, Fortune Fashions received 10,463 shares of Common Stock in compromise of certain trade debt claims held against the Issuer in connection with the Issuer’s bankruptcy.  The remainder of Mr. Kayne’s and Fortune Twenty-Fifth’s beneficial ownership of the Issuer’s Common Stock is attributable to Common Stock held prior to the bankruptcy that survived the bankruptcy.  Immediately upon its emergence from bankruptcy, the Issuer conducted a 1:15 reverse stock split with respect to the Common Stock.  The share amounts described herein refer to the number of shares after giving effect to the reverse stock split.

Item 4.	Purpose of Transaction
The Reporting Persons currently intend to hold all of the acquired securities for investment purposes and for the purpose of enhancing their control of the Issuer.

Item 5.	Interest in Securities of the Issuer

(a) Mr. Kayne beneficially owns 3,877,178 shares of the Issuer’s Common Stock, or approximately 43.7% of the Issuer’s outstanding Common Stock. Of those shares, Fortune Twenty-Fifth, Inc. beneficially owns 1,091,627 shares of the Issuer’s Common Stock, or approximately 17.6% of the Issuer’s outstanding Common Stock.  Assuming all of the Company’s outstanding Class I Convertible Preferred Stock (which votes with the Common Stock) were converted to Common Stock (and assuming other convertible securities were not converted), these percentages would drop to 14.7% and 4.1%, respectively.

(b) Subject to the Stockholders Agreement, Mr. Kayne has the sole power to vote and dispose, or direct the disposition, of 3,877,178 shares of the Issuer’s Common Stock.  Of those shares, Fortune Twenty-Fifth has the sole power, subject to the Stockholders Agreement, to vote and dispose, or direct the disposition, of 1,091,627 shares of the Issuer’s Common Stock.  Mr. Kayne is President, Chairman and sole shareholder of Fortune Twenty-Fifth.

(c) The following transactions in the Issuer’s Common Stock beneficially owned by Mr. Kayne and Fortune Twenty-Fifth were effected in the last 60 days:

Date Acquired	Type of Security	Amount of Common or Equivalents Acquired	Price Per Common Share	Where/How Transaction Effected
4/23/03	Class I Preferred	2,666,667	$1.50	From Issuer (1)
4/23/03	Convertible Debt	1,016,863	$1.95	From Issuer (2)
4/23/03	Warrants	35,859	$1.95	From Issuer (3)
4/23/03	Repriced Warrants	10,060	$1.95	From Issuer (3)
4/23/03	Common Stock	10,463	N/A	From Issuer

(1)                                  Issuable upon conversion of Class I Convertible Preferred Stock.  Mr. Kayne expressly disclaims any beneficial ownership in any of the Class I Convertible Preferred Stock (or the Common Stock into which such preferred stock is convertible) owned by KACALP, Richard Kayne, Woodacres LLC, Charles Norris or Hancock.

(2)                                  Issuable upon conversion of Convertible Notes.  The Reporting Persons expressly disclaim any beneficial ownership in any of the Convertible Notes (or the Common Stock into which such notes are convertible) owned by Richard Kayne.

(3)                                  Issuable upon exercise of Warrants.  The Reporting Persons expressly disclaim any beneficial ownership in any of the Warrants (or the Common Stock for which such warrants are exercisable) owned by Richard Kayne or KACALP.

(d) Not applicable.

(e) Not applicable.

By reason of the Stockholders Agreement and operation of Section 13(d) of the Exchange Act as described in Item 2, Mr. Kayne may be deemed to beneficially own an additional (i) 3,333,333 shares beneficially owned by Hancock, (ii) 2,066,667 shares beneficially owned by Woodacres LLC, (iii) 666,667 shares beneficially owned by Charles Norris and (iv) 10,137,818 shares beneficially owned or controlled by Richard Kayne or KACALP.  The information with respect to the beneficial ownership by Hancock, Woodacres LLC, Charles Norris, Richard Kayne and KACALP is based on information supplied by, or on behalf of, such persons and Mr. Kayne makes no representation or guarantee as to the completeness or accuracy of this information.

Mr. Kayne expressly disclaims any beneficial ownership in any Common Stock held or controlled by Hancock, Woodacres, LLC, Charles Norris, Richard Kayne or KACALP notwithstanding the Stockholders Agreement among Mr. Kayne and such persons with respect to voting rights as described in Item 6.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Mr. Kayne is Chairman of the Board of Directors of the Issuer and is also the brother of Richard Kayne, a principal of KACALP.  KACALP beneficially owns, directly or indirectly, a substantial portion of the Issuer’s Common Stock.

On April 23, 2003, in connection with the Issuer’s emergence from bankruptcy, the Reporting Persons consummated the transactions contemplated by that certain Securities Purchase Agreement among the Issuer, the Reporting Persons and the other parties listed on the signature pages thereto, as amended (the “Purchase Agreement”) entered into in connection with the purchase and sale of the Issuer’s Class I Convertible Preferred Stock.  The Purchase Agreement includes among other provisions, (i) pursuant to Section 5 of the Purchase Agreement, an agreement that the securities purchased thereby may not be sold, transferred, pledged or hypothecated unless the proposed transaction does not require registration or qualification under federal or state securities laws or unless the proposed transaction is registered or qualified as required; and (ii) pursuant to Section 7 of the Purchase Agreement, an agreement that the Issuer may cause certain purchasers of the Class I Convertible Preferred Stock to cause the issuance of a letter of credit in favor of the Issuer’s lenders which, if posted and if drawn upon would entitle the purchasers to additional securities of the Issuer.

In connection with the Purchase Agreement, the Reporting Persons entered into a Registration Rights Agreement, dated as of April 23, 2003, with the Issuer and the other parties thereto, pursuant to which purchasers of the Issuer’s Class I Convertible Preferred Stock (the “Holders”) were granted rights to have Class I Convertible Preferred Stock owned by such Holders registered for sale under the Securities Act of 1933, as amended, under the terms and conditions described therein.

In connection with the Purchase Agreement, the Reporting Persons entered into a Shareholders Agreement, dated as of April 23, 2003, with the Issuer and the other parties thereto, pursuant to which the Holders (i) were granted rights to have Class I Convertible Preferred Stock (and the common stock issuable upon conversion of such shares) owned by such Holders sold together with sales by other Holders and (ii) agreed to sell their Class I Convertible Preferred Stock (and the common stock issuable upon conversion of such shares) in connection with certain offers for the Issuer’s outstanding Common Stock.

In connection with Hancock’s purchase of Class I Convertible Preferred Stock, the Reporting Persons also entered into the Stockholders Agreement, dated as of April 23, 2003, with Richard Kayne, KACALP, Woodacres, LLC, Charles Norris and Hancock, pursuant to which the parties other than Hancock agreed that they will vote all Class I Convertible Preferred Stock and Common Stock in favor of the election of one director designated by Hancock until Hancock owns less than 3,000 shares of Class I Convertible Preferred Stock (or the equivalent of such securities and Common Stock).

Item 7.	Material to Be Filed as Exhibits

99.1                           Stockholders Agreement, dated April 23, 2003, among Kayne Anderson Capital Advisors, L.P., Fred Kayne, Richard Kayne, Woodacres LLC, Charles Norris, Fortune Twenty-Fifth, Inc. and Hancock Park Capital II, L.P. (1)

99.2                           Securities Purchase Agreement, dated as of April 3, 2003, by and among the Issuer, Saks Incorporated, Richard Kayne, Fred Kayne, Kayne Anderson Capital Advisors, L.P., Hancock Park Capital II, L.P., and PCG Tagi, LLC (Series H). (2)

99.3                           First Amendment to Securities Purchase Agreement, dated as of April 21, 2003, by and among the Issuer, PCG Tagi, LLC (Series H), Fred Kayne, Kayne Anderson Capital Advisors, L.P., Hancock Park Capital II, L.P., Woodacres LLC, Charles Norris, and Les Biller, as trustee. (1)

99.4                           Shareholders Agreement, dated April 23, 2003, by and among the Issuer, Saks Incorporated, Richard Kayne, Kayne Anderson Capital Advisors, L.P., Hancock Park Capital II, L.P., Woodacres LLC, Charles Norris and Les Biller, as trustee. (1)

99.5                           Registration Rights Agreement, dated as of April 21, 2003, by and among the Issuer, PCG Tagi, LLC (Series H), Fred Kayne, Kayne Anderson Capital Advisors, L.P., Hancock Park Capital II, L.P., Woodacres LLC, Charles Norris, and Les Biller, as trustee. (1)

(1) Previously filed as an exhibit to Schedule 13D/A (Amendment No. 5) filed by Mr. Kayne.

(2) Previously filed as Exhibit 10.2 to the Issuer's Current Report on Form 8-K filed on April 21, 2003 (File No. 000-19536), which exhibit is incorporated herein by this reference.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

21st day of May 2003
Date
/s/ Fred Kayne
Signature
Fred Kayne
Name/Title

FORTUNE TWENTY-FIFTH, INC.

/s/ Fred Kayne
Signature
Fred Kayne/President
Name/Title